BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since May 10, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of February 21, 2002.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended May 31, 2002 with relevant Quarterly report on BC Form 51-901F.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

COPY

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20 ____

BY: ________________

Attention: Office of International Corporate Finance

Dear Sirs:

**Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), *Securities Act* of 1934
File No. 82-1285**

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since May 10, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of February 21, 2002.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended May 31, 2002 with relevant Quarterly report on BC Form 51-901F.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

Enclosures

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
20974420

D CERTIFICATE OF INCORPORATION NUMBER
260471

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1983 FEBRUARY 21

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 FEBRUARY 21

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BOYCE,	JAMES	1376 ARBORLYNN DRIVE NORTH VANCOUVER B C	V7J2V3
PALMER,	MARVIN G.	2721 SOUTH GARFIELD, KENNEWICK WASHINGTON, 99336	
PALMER,	NEIL	2721 SOUTH GARFIELD, KENNEWICK, WASHINGTON, U.S.A. 99336	
RIZZUTI,	JOHN	4019 HOLLYRIDGE PL VICTORIA BC	V8N5N8
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6E1C9

Note: Please sign and date on last page

[redacted] 20974420 [redacted] AR [redacted]

FIN 706/B Rev. 2002 / 1 / 2 (Prescribed)

Corporate and Personal Property Registries
Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
260471

PACIFIC TOPAZ RESOURCES LTD.

Please check this form for any errors or ommissions.

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
PALMER, PRESIDENT/~~TREASURER~~/CEO/ CFO	MARVIN G.	2721 SOUTH GARFIELD, KENNEWICK WASHINGTON, 99336	
PALMER, SECRETARY	NEIL	2721 SOUTH GARFIELD, KENNEWICK, WASHINGTON, U.S.A. 99336	

▶

▶

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X

DATE SIGNED
YY MM DD
02 02 21

82 - 1285

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Pacific Topaz Resources Ltd	**May 31, 2002**	**2002/07/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/07/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"James Boyce"	James Boyce	2002/07/30

1

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months ended May 31, 2002

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and deferred exploration costs

	Nugget Queen Claims	Bo Lake Claims	Total
Balance, November 30, 2001	$ 175,000	$ 163,510	$ 338,510
Deferred exploration costs			
Geological consulting	215	-	215
Assessment fees	5,040	-	5,040
	5,255	-	5,255
Balance, May 31, 2002	$ 180,255	$ 163,510	$ 343,765

2. Related party transactions:
– See Note 7 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

   a) Description of authorized share capital including number of shares for each class
      – See Note 6 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      – See Note 6 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      – See Note 6 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      – See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
   James Boyce, Director
   Neil Plamer, Secretary and Director
   John Rizzuti, Director
   Raymond Roland, Director

Schedule C Management Discussion
– See attached

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz is a venture capital company with a mineral exploration business. Pacific Topaz is actively exploring for platinum group elements, including palladium, under a joint venture agreement with Buck Lake Ventures Ltd. on their Bo Lake property and also gold/silver on its Queen Nugget Gold/Silver claims. All of the Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of shares either by way of private placements or brokered financings to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $66,110 for the six months ended May 31, 2002 as compared to a loss of $59,543 for the comparative six months ending may 31, 2001. The increase $6,567 in expenses from the prior year was due mainly to increases in general and administrative expenses.

RESOURCE PROPERTY INTERESTS

1. Bo Lake Platinum/Palladium Property

   By a property option agreement dated October 19, 2000, the company acquired the right to earn up to 50% interest in 109 mineral claims from Buck Lake Ventures Ltd., the Bo Lake Property is located approximately 90 miles northwest of Thunder Bay, Ontario near the Lac des Isles platinum/palladium mines owned by North American Palladium.The option is effective up to October 19, 2003.

   Pacific Topaz is continuing to explore the Bo Lake Property for platinum group elements and is focusing the majority of its efforts in this area.

2. Queen Nugget Gold/Silver Claims, British Columbia

   Pacific Topaz holds an option agreement whereby it may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen-Nugget Gold/Silver Claims. The Queen-Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein gold deposits. Pacific Topaz continues to explore this property for gold/silver.

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

Schedule A: Financial Information

PACIFIC TOPAZ RESOURCES LTD.

Interim Report and Consolidated Financial Statements
(Unaudited – Prepared by Management)

For the six months ended May 31, 2002 and 2001

PACIFIC TOPAZ RESOURCES LTD.
Interim Consolidated Balance Sheet
(Unaudited – Prepared by Management)

	As at MAY 31 2002	As at November 30 2001
ASSETS		
CURRENT		
Cash	$ 3,539	$ 10,783
Accounts receivable - Note 7	19,016	15,700
Prepaid Expenses	125	125
	22,680	26,608
Capital assets – Note 3	17,722	20,849
Resource properties – Notes 4 and 7	343,765	338,510
	$ 384,167	$ 385,967
LIABILITIES		
CURRENT		
Accounts payable	$ 318,482	$ 255,666
Due to director	5,506	5,506
Note payable – Note 5	44,675	43,185
	368,663	304,357
Long-term debt – Note 4	175,000	175,000
	543,663	479,357
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	3,357,311	3,357,311
Deficit	(3,516,807)	(3,450,701)
	(159,496)	(93,390)
	$ 384,167	$ 385,967

APPROVED ON BEHALF OF THE BOARD

(Signed) "Raymond Roland"
Raymond Roland, Director

(Signed) "James Boyce"
James Boyce, Director

PACIFIC TOPAZ RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended May 31 2002	Six Months Ended May 31 2002	Three Months Ended May 31 2001	Six Months Ended May 31 2001
EXPENSES				
Indirect and administrative				
Amortization	$ 1,564	$ 3,127	$ 2,955	$ 4,463
Automobile	1,471	2,403	-	-
Interest and bank charges	13,486	14,552	5,142	7,698
Filing fees	3,279	3,279	860	1,410
Management fees	7,500	15,000	7,500	15,000
Office and miscellaneous	623	890	5,419	6,196
Professional fees	3,310	7,060	3,933	13,380
Rent	13,500	18,000	4,500	9,000
Transfer agent fees	821	1,327	736	1,253
Travel and promotion	70	472	174	1,143
	45,624	66,110	31,219	59,543
Other Items:				
Interest income	(4)	(4)	(43)	(797)
NET LOSS FOR THE PERIOD	45,620	66,106	31,176	58,746
DEFICIT, BEGINNING OF THE PERIOD	3,471,187	3,450,701	3,223,488	3,195,918
DEFICIT, END OF PERIOD	$ 3,516,807	$ 3,516,807	$ 3,254,664	$ 3,254,664
Basic and diluted loss per share	$ 0.005	$ 0.01	$ 0.004	$ 0.01

PACIFIC TOPAZ RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended MAY 31 2002	Six Months Ended May 31 2002	Three Months Ended May 31 2001	Six Months Ended May 31 2001
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Loss for the period	$ (45,620)	$ (66,106)	$ (31,262)	$ (58,746)
Items not involving cash				
Amortization	1,564	3,127	2,955	4,463
	(44,056)	(62,979)	(28,307)	(54,283)
Change in non-cash working capital items related to				
Operations:				
Accounts receivable	(2,086)	(3,316)	79,449	83,640
Prepaid expenses	-	-	500	(750)
Accounts payable	48,745	62,816	(12,805)	(105,765)
Note payable	870	1,490	1,371	1,371
	3,473	(1,989)	40,208	(75,787)
INVESTING				
Deferred exploration expenditure	-	(5,255)	(27,826)	(55,488)
	-	(5,255)	(27,826)	(55,488)
NET CASH INFLOW (OUTFLOW)	3,473	(7,244)	12,382	(131,275)
CASH, BEGINNING OF PERIOD	66	10,783	54,492	198,149
CASH, END OF PERIOD	$ 3,539	$ 3,539	$ 66,874	$ 66,874

PACIFIC TOPAZ RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
May 31, 2002
(Unaudited – Prepared by Management)

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $345,983 as at May 31, 2002. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Interim Financial Statements

The interim financial statements of the company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of interim financial statements for the period necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These interim consolidated financial statements include the accounts of the company and its wholly owned inactive subsidiaries. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Resource Properties

The acquisitions of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties are evaluated each period to determine if a write-down is required or are written-off in the year of abandonment.

(d) Deferred Exploration Costs

The company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration costs relative to non-productive resource properties are evaluated each year to determine if a write-down is required or are written off in the year of abandonment. Otherwise, the exploration costs are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

(e) Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

It is suggested that these Interim Financial Statements be read in conjunction with the Company's annual November 30, 2001 audited financial statements.

Note 3 Capital Assets

	May 31, 2002			May 31 2001
	Cost	Accumulated Amortization	Net	Net
Automobile	$ 34,167	$ 16,886	$ 17,281	$ 24,686
Computer equipment	1,247	806	441	635
	$ 35,414	$ 17,692	$ 17,722	$ 25,321

Note 4 Resource Properties

	Acquisition Consideration	May 31, 2002	May 31, 2001
Acquisition Costs			
Nugget Queen claim group	Cash	$ 175,000	$ 207,500
	Shares	-	54,000
Bo Lake claim group	Cash	25,000	25,000
	Shares	40,000	40,000
Other claims	Cash	-	2
		240,000	326,502
Deferred Exploration Costs			
Bo Lake claims group		98,510	83,049
Nugget Queen claim group		5,255	23,281
		103,765	106,330
		$ 343,765	$ 432,832

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 paid to November 30, 2000; and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. The option expires October 19, 2003. The company is required to pay the following consideration:

i) Common shares

Issuance of 100,000 common shares of the company valued at $40,000.

ii) Cash

Payment of $140,000 to the vendor as follows:

i) $20,000 on or before April 26, 2001 (paid);
ii) $30,000 on or before April 26, 2002 (paid $5,000);
iii) $40,000 on or before April 26, 2003; and
iv) $50,000 on or before April 26, 2004 by way of cash or common shares of the company.

iii) Work Commitment

Incurring $500,000 in exploration expenditures as follows:

i) $100,000 of exploration expenditures by September 1, 2001;
ii) A cumulative total of $200,000 of exploration expenditures by September 1, 2002; and
iii) a cumulative total of $500,000 by September 1, 2003.

The work commitment deadlines may be extended for an additional two years by paying $35,000.

Upon earning its interest in the Bo Lake Claim Group the company will form a joint venture with the optionor, with each party deemed to have an initial undivided 50% interest. This agreement is subject to a 3% net smelter return royalty.

Note 5 Note Payable

The note payable is unsecured, bears interest at prime plus 2% compounded quarterly and is payable on demand.

Note 6 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

		Number	$
Balance, November 1999		4,266,041	2,580,154
For cash:			
– pursuant to a private placement	– at $0.38	386,484	146,864
– pursuant to a private placement	– at $0.25	1,200,000	300,000
Finders fee		-	(20,000)
Share issue costs		-	(8,040)
– pursuant to a private placement	– at $0.225	1,155,555	260,000
– pursuant to the exercise of warrants	– at $0.175	333,333	58,333
Finders fee		40,000	-
Balance, November 30, 2000		7,381,413	3,317,311
For acquisition of resource property		100,000	40,000
Balance, November 30, 2001, and May 31, 2002		7,481,413	3,357,311

(c) Commitments

Share Purchase Warrants

At May 31, 2002, the company had 1,586,484 share purchase warrants outstanding entitling the holders thereof the right to purchase one additional common share for each warrant held as follows:

Number	Price	Expiry Date
1,200,000	$0.33	September 7, 2002
386,484	$0.50	May 1, 2003
1,586,484		

Note 6 Share Capital – (cont'd)

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of May 31, 2002 and November 30, 2001 and changes during the periods ended on those dates is presented below:

	May 31, 2002		November 30, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	542,159	$ 0.43	542,159	$ 0.43
Granted	-	-	-	-
(Cancelled/expired)	(542,159)	$ (0.43)		
Outstanding and exercisable at end of period	-	$ -	542,159	$ 0.43

(d) Escrow

At May 31, 2002, the company's transfer agent holds 87,499 common shares in escrow. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

At May 31, 2002, accounts receivable include $10,000 (2001: $10,000) due from a director and a company with a common director.

At May 31, 2002, accounts payable include $7,178 (2001: $7,549) owing to a director of the company or companies with a common director.

On October 19, 2000, the company entered into a property option agreement to acquire a 50% interest in the Bo Lake Claim Group, with a company with a common director.